                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D**
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         MeriStar Hotels & Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    589988104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Brad R. Okun, Esq.
                      O'Sullivan, Graev & Karabell, LLP
                        30 Rockefeller Plaza, 41st Floor
                            New York, New York 10112
                                 (212) 408-2400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 15, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 5,039,593 shares, which constitutes approximately 18.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 27,343,582 shares outstanding.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    FW Hospitality, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    00 - Contributions From Partners

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power         1,772,727(1)
Shares
Beneficially            8.      Shared Voting Power          0
Owned by Each
Reporting Person        9.      Sole Dispositive Power    1,772,727(1)
With
                        10.     Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     764,067

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      2.8%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised through its general partner, Group III 31, L.L.C.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Arbor REIT, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    00 - Contributions From Partners

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          45,455(1)
Shares
Beneficially Owned      8.      Shared Voting Power          0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     45,455(1)
With
                        10.     Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     764,067

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      2.8%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised through its general partner, Group Investors, L.L.C.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    MHX Investors, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    00 - Contributions From Partners

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          764,066(1)
Shares
Beneficially            8.      Shared Voting Power          0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     764,066(1)
With
                        10.     Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     764,066

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      2.8%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised through its general partner, FW Group Genpar, Inc.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Cherwell Investors, Inc.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          61,912(1)
Shares
Beneficially            8.      Shared Voting Power          0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     61,912(1)
With
                        10.     Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     61,912

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.2%

14. Type of Reporting Person (See Instructions)

         CO

(1) Power is exercised through its sole stockholder, Acadia Partners, L.P.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Group 31, Inc.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Texas

Number of               7.      Sole Voting Power          4,067(1)
Shares
Beneficially            8.      Shared Voting Power          0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     4,067(1)
With
                        10.     Shared Dispositive Power     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     4,067

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.1%

14. Type of Reporting Person (See Instructions)

         CO

(1) Power is exercised by its president and sole stockholder, J. Taylor Crandall

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    MC Investment Corporation

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          45(1)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     45(1)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person     45

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.1%

14. Type of Reporting Person (See Instructions)

         CO

(1) Power is exercised by its sole stockholder, Penobscot Partners, L.P.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Penobscot Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          87,848(1)(2)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     87,848(1)(2)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person    87,848(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.3%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised by its sole general partner, PTJ Merchant Banking Partners, L.P.

(2) Solely in its capacity as the sole stockholder of MC Investment Corporation with respect to 45 shares of Stock.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    PTJ Merchant Banking Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.      Sole Voting Power          204,514(1)(2)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     204,514(1)(2)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person    204,514(2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.8%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised through its managing general partner, PTJ, Inc.

(2) Solely in its capacity as the sole general partner of Penobscot Partners, L.P. with respect to 87,848 shares of Stock.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    J. Taylor Crandall

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   USA

Number of               7.      Sole Voting Power          1,030,493(1)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     1,030,493(1)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person   1,030,493(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      3.8%

14. Type of Reporting Person (See Instructions)

         IN

(1) Solely in his capacity as (i) president and sole shareholder of Acadia MGP, Inc., in its capacity as the controlling entity of Acadia Partners, L.P., with respect to 61,912 shares of Stock owned directly by Cherwell Investors, Inc., (ii) president and sole shareholder of Group 31, Inc. with respect to 4,067 shares of Stock, (iii) president and sole stockholder of PTJ, Inc., in its capacity as general partner of PTJ Merchant Banking Partners, L.P., with respect to 204,514 shares of Stock, and (iv) sole member of Group III 31, L.L.C., in its capacity as general partner of FW Hospitality, L.P., with respect to 764,067 shares of Stock.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Capital Partnership

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Texas

Number of               7.      Sole Voting Power          45,754(1)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     45,754(1)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person   45,754(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.2%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised by its managing partner, Margaret Lee Bass 1980 Trust.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Keystone, Inc.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Texas

Number of               7.      Sole Voting Power          193,367(1)
Shares
Beneficially            8.      Shared Voting Power         0
Owned by Each
Reporting Person        9.      Sole Dispositive Power     193,367(1)
With
                        10.     Shared Dispositive Power    0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  193,367

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      0.7%

14. Type of Reporting Person (See Instructions)

         CO

(1) Power is exercised through its president and sole director, Robert M. Bass.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Robert M. Bass

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   USA

Number of               7.    Sole Voting Power        270,885(1)
Shares
Beneficially            8.    Shared Voting Power       0
Owned by Each
Reporting Person        9.    Sole Dispositive Power   270,885(1)
With
                       10.    Shared Dispositive Power  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  270,885(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      1.0%

14. Type of Reporting Person (See Instructions)

         IN

(1) Soley in his capacity as president and sole director of Keystone, Inc. with respect to 193,367 shares of Stock.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Oak Hill Capital Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)    OO-Contributions from Partners

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.    Sole Voting Power        1,772,728(1)
Shares
Beneficially            8.    Shared Voting Power       0
Owned by Each
Reporting Person        9.    Sole Dispositive Power   1,772,728(1)
With
                       10.    Shared Dispositive Power  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  1,772,728(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)      6.5%

14. Type of Reporting Person (See Instructions)

         PN

(1) Power is exercised through its general partner, OHCP GenPar, L.P.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Oak Hill Capital Management Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) / /
    (b) /X/

3.  SEC Use Only

4.  Source of Funds (See Instructions)   OO-Contributions from Partners

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization   Delaware

Number of               7.    Sole Voting Power        45,454(1)
Shares
Beneficially            8.    Shared Voting Power       0
Owned by Each
Reporting Person        9.    Sole Dispositive Power   45,454(1)
With
                       10.    Shared Dispositive Power  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  45,454(1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)       0.2%

14. Type of Reporting Person (See Instructions)

    PN

(1) Power is exercised through its general partner, OHCP GenPar, L.P.

Preliminary Note.

         The information contained herein has been adjusted to reflect the addition of two new members to the group of reporting persons.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

Item 1.  SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $0.01 per share (the "Stock"), of MeriStar Hotels & Resorts, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1010 Wisconsin Avenue NW, Washington, D.C. 20007.

Item 2.  IDENTITY AND BACKGROUND.

     The response to Item 2 is amended in its entirety to read as follows:

     (a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of FW Hospitality, L.P., a Delaware limited partnership ("Hospitality"), Arbor REIT, L.P., a Delaware limited partnership ("Arbor"), MHX Investors, L.P., a Delaware limited partnership ("MHX"), Cherwell Investors, Inc., a Delaware corporation ("Cherwell"), Group 31, Inc., a Texas corporation ("Group 31"), MC Investment Corporation, a Delaware corporation ("MCI"), Penobscot Partners, L.P., a Delaware limited partnership ("Penobscot"), PTJ Merchant Banking Partners, L.P., a Delaware limited partnership ("PTJ" Merchant"), J. Taylor Crandall ("Crandall"), Capital Partnership, a Texas general partnership ("Capital"), Keystone, Inc., a Texas corporation ("Keystone"), Robert M. Bass ("R. Bass"), Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), and Oak Hill Capital Management Partners, L.P., a Delaware limited partnership ("OHCMP"). Hospitality, Arbor, MHX, Cherwell, Group 31, MCI, Penobscot, PTJ Merchant, Crandall, Capital, Keystone,
R. Bass, OHCP, and OHCMP are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C of Schedule 13D, information is included herein with respect to the following persons (collectively, "Item 2 Persons"), Group III 31, L.L.C., a Delaware limited liability company ("Group III"), Group Investors, L.L.C., a Delaware limited liability company ("Group Investors"), FW Group Genpar, Inc., a Texas corporation ("FW Group"), Mark A. Wolfson ("Wolfson"), David G. Brown ("Brown"), Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), Daniel L. Doctoroff ("Doctoroff"), Steven B. Gruber ("Gruber"), Glenn R. August ("August"), John R. Monsky ("Monsky"), Bradford E. Bernstein ("Bernstein"), PTJ, Inc., a Delaware corporation ("PTJ"),
W. R. Cotham ("Cotham"), James N. Alexander ("Alexander"), Thomas R. Delatour, Jr. ("Delatour"), Anthony P. Scotto ("Scotto"), Margaret Lee Bass 1980 Trust, a trust existing under the laws of Texas ("MLBT"), Panther City Investment Company, a Texas corporation ("Panther City"), OHCP GenPar, L.P., a Delaware limited partnership ("GenPar"), and OHCP MGP, L.L.C., a Delaware limited liability company ("OHCP MGP").

     (b)  -   (c)

     REPORTING PERSONS

     HOSPITALITY

     Hospitality is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Hospitality, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ARBOR

     Arbor is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Arbor, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     MHX

     MHX is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of MHX, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     CHERWELL

     Cherwell is a Delaware corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Cherwell, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Cherwell are as follows:

               RESIDENCE OR                   PRINCIPAL OCCUPATION
NAME           BUSINESS ADDRESS               OR EMPLOYMENT

Crandall       201 Main St., Ste. 3100        Vice President and Chief Operating
               Fort Worth, Texas  76102       Officer of Keystone

Doctoroff      65 E. 55th Street              Managing Director of
               New York, New York  10022      Oak Hill Partners, Inc.

Gruber         65 E. 55th Street              Managing Director of
               New York, New York  10022      Oak Hill Partners, Inc.

Monsky         65 E. 55th Street              Managing Director of
               New York, New York  10022      Oak Hill Partners, Inc.

Bernstein      65 E. 55th Street              Employee  of
               New York, New York  10022      Oak Hill Partners, Inc.

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

               RESIDENCE OR                      PRINCIPAL OCCUPATION
NAME           BUSINESS ADDRESS                  OR EMPLOYMENT

R. Bass        201 Main St., Ste. 3100           President of Keystone
               Fort Worth, Texas  76102

Crandall       See above                         See above

Brown          201 Main St., Ste. 3100           Vice President - Finance
               Fort Worth, Texas  76102          of Keystone

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

               RESIDENCE OR                      PRINCIPAL OCCUPATION
NAME           BUSINESS ADDRESS                  OR EMPLOYMENT

Doctoroff      See above                         See above

Gruber         See above                         See above

Wolfson        201 Main St., Ste. 3100           Vice President of and
               Fort Worth, Texas  76102          Consultant to Keystone

Cotham         201 Main St., Ste. 2600           Vice President/
               Fort Worth, Texas  76102          Controller of BEPCO

Reese          201 Main St., Ste. 2600           Treasurer of BEPCO
               Fort Worth, Texas  76102

Alexander      201 Main St., Ste. 3100           Vice President of Keystone
               Fort Worth, Texas  76102

Carl           201 Main St., Ste. 3100           Vice President of Keystone
               Fort Worth, Texas  76102

Monsky         See above                         See above

Delatour       201 Main St., Ste. 3100           Vice President of
               Fort Worth, Texas  76102          Keystone

     OAK HILL PARTNERS, INC.

     Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 East 55th Street, New York, New York 10022.

     BEPCO

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     GROUP 31

     Group 31 is a Texas corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of Group 31, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group 31 are as follows:

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Crandall            See above                        See above

Brown               See above                        See above

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Cotham              See above                        See above

Reese               See above                        See above

Alexander           See above                        See above

Wolfson             See above                        See above

Pinson              201 Main St., Ste. 3100          Employee of BEPCO
                    Fort Worth, Texas  76102

Delatour            See above                        See Above

     MCI

     MCI is a Delaware corporation, the principal business of which is investing in public and private debt and equity securities. The principal business address of MCI, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of MCI are as follows:

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Doctoroff           See above                        See above

Gruber              See above                        See above

     PENOBSCOT

     Penobscot is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Penobscot, which also serves as its principal office, is 65 East 55th Street, New York, New York 10022.

     PTJ MERCHANT

     PTJ Merchant is a Delaware limited partnership, the principal business of which is serving as the general partner of Penobscot and activities related thereto. The principal business address of PTJ Merchant, which also serves as its principal office, is 65 East 55th Street, New York, New York 10022.

     CRANDALL

     See above.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     CAPITAL

     Capital is a Texas general partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of Capital, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     KEYSTONE

     See above.

     R. BASS

     See above.

     OHCP

     OHCP is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of OHCP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

     OHCMP

     OHCMP is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities. The principal business address of OHCMP is 201 Main Street, Suite 2300, Fort Worth, Texas 76102.

     ITEM 2 PERSONS

     Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Item 2 Persons is set forth below.

     GROUP III

     Group III is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group III also serves as the sole general partner of FW Hospitality. The principal business address of Group III, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Crandall is the sole member of Group III.

     GROUP INVESTORS

     Group Investors is a Delaware limited liability company, the principal business of which is the purchase, sale, acquisition and holding of investment securities. Group Investors also serves as the sole general partner of Arbor. The principal business address of Group Investors, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Wolfson is the sole member of Group Investors.

     FW GROUP

     FW Group is a Texas corporation, the principal business of which is the purchase, sale, acquisition and holding of investment securities. FW Group also serves as the sole general partner of MHX. The principal business address of FW Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FW Group are as follows:

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Crandall            See above                        See above

Brown               See above                        See above

Cotham              See above                        See above

Reese               See above                        See above

Alexander           See above                        See above

Wolfson             See above                        See above

Delatour            See above                        See above

     WOLFSON

     See above.

     BROWN

     See above.

     ACADIA

     Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. Acadia is also the sole shareholder of Cherwell. The principal business address of Acadia, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ACADIA FW

     Acadia FW is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Acadia and activities related thereto. The principal business address of Acadia FW, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     ACADIA MGP

     Acadia MGP is a Texas corporation, the principal business of which is serving as the managing general partner of Acadia FW and activities related thereto. The principal business address of Acadia MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Acadia MGP are as follows:

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Crandall            See above                        See above

Doctoroff           See above                        See above

Gruber              See above                        See above

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Cotham              See above                        See above

Monsky              See above                        See above

     DOCTOROFF

     See above.

     GRUBER

     See above.

     AUGUST

     See above.

     BERNSTEIN

     See above.

     PTJ

     PTJ is a Delaware corporation, the principal business of which is serving as general partner of PTJ Merchant and activities related thereto. The principal business address of PTJ, which also serves as its principal office, is 65 East 55th Street, 32nd Floor, New York, New York 10022. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of PTJ are as follows:

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Crandall            See above                        See above

Doctoroff           See above                        See above

Gruber              See above                        See above

Cotham              See above                        See above

Scotto              65 East 55th Street              Employee of Oak Hill
                    New York, New York  10022        Partners, Inc.

Monsky              See above                        See above

     COTHAM

     See above.

     ALEXANDER

     See above.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     DELATOUR

     See above.

     SCOTTO

     See above.

     MLBT

     MLBT is a trust existing under the laws of the State of Texas. The address of MLBT is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its trustee, Panther City, is set forth below.

     PANTHER CITY

     Panther City is a Texas corporation. Panther City is a private trust company that serves as trustee of various trusts. The principal business address of Panther City, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Panther City are as follows:

                          RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                      BUSINESS ADDRESS           OR EMPLOYMENT

Cotham                    See above                  See above

William P. Hallman, Jr.   201 Main St., Ste. 2500    Director of the law firm of
                          Fort Worth, Texas  76102   Kelly, Hart & Hallman, P.C.

     GENPAR

     GenPar is a Delaware limited partnership, the principal business of which is investing in public and private debt and equity securities and acting as general partner of OHCP and OHCMP. The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. OHCP MGP is the general partner of GenPar.

     OHCP MGP

     OHCP MGP is a Delaware limited liability company, the principal business of which is investing in public and private debt and equity securities and as acting general partner of GenPar. The principal business address of OHCP MGP, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of OHCP MGP are as follows:

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Crandall            See above                        See above

Doctoroff           See above                        See above

Gruber              See above                        See above

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                    RESIDENCE OR                     PRINCIPAL OCCUPATION
NAME                BUSINESS ADDRESS                 OR EMPLOYMENT

Wolfson             See above                        See above

Cotham              See above                        See above

Delatour            See above                        See above

John H. Fant        201 Main St., Ste. 2300          Lawyer
                    Fort Worth, Texas 76102

Kevin G. Levy       201 Main St., Ste. 2300          Lawyer
                    Fort Worth, Texas 76102

     Also included herein is information with respect to the number of shares of the Stock beneficially owned by the following persons (who shall also be referred to as "Item 2 Persons"), William H. Bohnsack, Jr. ("Bohnsack"), Scott Krase ("Krase"), Ty Wallach ("Wallach"), Oak Hill Partners, Inc. ("Oak Hill"), John Stevenson ("Stevenson"), Trust for the Benefit of Walker Delatour ("Walker Trust"), Trust for the Benefit of William Delatour ("William Trust"), and William Janes ("Janes").

     (d) None of the entities or persons identified in this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or stated securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is amended in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON             SOURCE OF FUNDS                   AMOUNT OF FUNDS

Hospitality                  Contributions from Partners       $1,686,655.33

Arbor                        Contributions from Partners       $1,686,655.50

MHX                          Contributions from Partners       $1,686,653.13

Cherwell                     Not Applicable (1)                Not Applicable

Group 31                     Not Applicable (2)                Not Applicable

MCI                          Not Applicable (3)                Not Applicable

Penobscot                    Not Applicable (4)                Not Applicable

PTJ Merchant                 Not Applicable (5)                Not Applicable

Crandall                     Personal Funds (6)                $3,081.40

Capital                      Not Applicable (7)                Not Applicable

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

Keystone                     Not Applicable (8)                Not Applicable

R. Bass                      Personal Funds (9)                $32,055.08

OHCP                         Contributions from Partners       $ 4,875,000.00

OHCMP                        Contributions from Partners       $ 125,000.00

Item 2 Persons               Not Applicable (10)               Not Applicable

1. 53,068 shares of the Stock were acquired by Cherwell on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

2. 4,067 shares of the Stock were acquired by Group 31 on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

3. 39 shares of the Stock were acquired by MCI on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

4. 75,260 shares of the Stock were acquired by Penobscot on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

5. 100,000 shares of the Stock were acquired by the PTJ Merchant on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

6. 6,507 shares of the Stock were acquired by Crandall on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

7. 45,754 shares of the Stock were acquired by Capital on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

8. 19,367 shares of the Stock were acquired by Keystone on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

9. 67,720 shares of the Stock were acquired by R. Bass on August 3, 1998 in connection with a spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

10. All Item 2 Persons, except GenPar and OHCP MGP, acquired shares of the Stock on August 3, 1998 in connection with the spin-off of the Issuer by CapStar Hotel Company; thus, no funds were expended in acquiring these shares.

Item 4.  PURPOSE OF TRANSACTION.

     The response to Item 4 is amended in its entirety to read as follows:

     The Reporting Persons acquired and continue to hold the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors and in the case of OHCP and OHCMP, except as otherwise restricted by the Purchase Agreement referred to in Item 6 herein, the Reporting Persons may sell all or a portion of the Stock on the open market or in private transactions.

     Except as set forth in this Item 4, the Item 2 Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) or Item 4 of Schedule 13D or the Act.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The response to Item 5 is amended in its entirety to read as follows:

     (a)

     REPORTING PERSONS

     HOSPITALITY

     Hospitality beneficially owns 764,067 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of Stock.

     ARBOR

     Arbor beneficially owns 764,067 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of Stock.

     MHX

     MHX beneficially owns 764,066 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of Stock.

     CHERWELL

     Cherwell beneficially owns 61,912 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of stock.

     GROUP 31

     Group 31 beneficially owns 4,067 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

     MCI

     MCI beneficially owns 45 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of Stock.

     PENOBSCOT

     Because of its position as the sole stockholder of MCI, and because of its direct ownership of 87,803 shares of Stock, Penobscot may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 87,848 shares of the Stock, which constitutes approximately 0.3% of the outstanding shares of Stock.

     PTJ MERCHANT

     Because of its position as the sole stockholder of Penobscot, and because of its direct ownership of 116,666 shares of Stock, PTJ Merchant may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 24,514 shares of the Stock, which constitutes approximately 0.8% of the outstanding shares of Stock.

     CRANDALL

     Because of his position as the president of each of Acadia MGP, Group 31 and PTJ, because of his position as the sole member of Group III, and because of his direct ownership of 7,592 shares of the Stock, Crandall may,

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,030,493 shares of Stock, which constitutes approximately 3.8% of the outstanding shares of Stock.

     CAPITAL

     Capital beneficially owns 45,754 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     KEYSTONE

     The number of shares of the Stock that Keystone owns beneficially is 193,367, which constitutes approximately 0.7% of the outstanding shares of the Stock.

     R. BASS

     Because of his position as sole director of Keystone, and because of his direct ownership of 77,518 shares of the Stock, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 270,885 shares of Stock, which constitutes approximately 1.0% of the outstanding shares of Stock.

     OHCP

     OHCP beneficially owns 1,772,728 shares of the Stock, which constitutes approximately 6.5% of the outstanding shares of the Stock.

     OHCMP

     OHCMP beneficially owns 45,454 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     ITEM 2 PERSONS

     Information with respect to the Item 2 persons is attached hereto as
Schedule I.

     (b)

     REPORTING PERSONS

     HOSPITALITY

     Acting through its general partner, Hospitality has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

     ARBOR

     Acting through its general partner, Arbor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock.

     MHX

     Acting through its general partner, MHX has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,066 shares of Stock.

     CHERWELL

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     Acting through its president, Cherwell has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of the Stock.

     GROUP 31

     Acting through Crandall, its President, Group 31 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of the Stock.

     MCI

     Acting through its sole stockholder, MCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 45 shares of Stock.

     PENOBSCOT

     Acting through its sole general partner, and in its capacity as the sole stockholder of MCI with respect to 45 shares of the Stock, Penobscot has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 87,848 shares of Stock.

     PTJ MERCHANT

     In its capacity as the sole general partner of Penobscot, and acting through its managing general partner, PTJ Merchant has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock.

     CRANDALL

     In his capacity as the sole member of Group III, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 764,067 shares of Stock. In his capacity as the president and sole shareholder of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,912 shares of Stock. In his capacity as the president and sole shareholder of Group 31, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,067 shares of Stock. In his capacity as the president and sole stockholder of PTJ, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 204,514 shares of Stock. In his individual capacity, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,592 shares of Stock.

     CAPITAL

     Acting through its managing partner, MLBT, Capital has the sole power to vote or to direct the vote and to dispose or direct the disposition of 45,754 shares of the Stock.

     KEYSTONE

     Acting through R. Bass, its president and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of the Stock.

     R. BASS

     In his capacity as the sole director and president of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 193,367 shares of Stock. In his individual capacity, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 77,518 shares of Stock.

     OHCP

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     Acting through GenPar, OHCP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,772,728 shares of the Stock.

     OHCMP

     Acting through GenPar, OHCMP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 45,454 shares of the Stock.

     ITEM 2 PERSONS

     Information with respect to the Item 2 Persons is attached hereto as
Schedule I.

     (c) Response to item 5(c) is hereby partly amended by adding at the end thereof the following:

     On April 15, 1999, OHCP and OHCMP purchased an aggregate of 1,818,182 shares of the Issuer's Stock for an aggregate purchase price of $5,000,000 as more fully described in Item 6.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The response to Item 6 is amended in its entirety to read as follows:

     On April 15, 1999 pursuant to a Stock Purchase Agreement dated as of March 31, 1999, as amended as of April 14, 1999, by and between the Issuer, OHCP and OHCMP (the "Purchase Agreement", a copy of which is attached hereto as Exhibit
99.5 and incorporated herein by reference), OHCP and OHCMP purchased an aggregate of 1,818,182 shares of the Issuer's Stock for an aggregate purchase price of $5,000,000. In addition, pursuant to the Purchase Agreement, OHCP and OHCMP have the option (the "Option") to purchase additional shares of the Issuer's Stock (the "Option Shares") in an aggregate amount having a value of $5,000,000 at a purchase price per share equal to the greater of (i) the average closing sale price of the Stock on the New York Stock Exchange for the twenty
(20) Trading Days (as defined in the Purchase Agreement) ending on the Trading Day prior to the purchase and issuance of Option Shares or (ii) $2.75. OHCP and OHCMP may exercise the Option if MIP GP, L.L.C. ("MIP"), a wholly-owned subsidiary of MeriStar H&R Operating Company, L.P. (the general partner of which is the Issuer), a Delaware limited partnership, wishes to cause the Underlying Partnership (as defined in the JV Agreement referred to below) to enter into a contract to acquire a Hotel Interest (as defined in the JV Agreement referred to below) and the entering into of such contract would cause the Committed Amount (as defined in the Purchase Agreement) to exceed $200,000,000.

     The Purchase Agreement also provides that OHCP and OHCMP may not transfer any of their shares of the Issuer's Stock without the prior written consent of the Issuer during the period beginning on April 15, 1999 and ending on the earlier to occur of either (i) six months from April 15, 1999 or (ii) the sale or other disposition of all Hotel Interests (as defined in the Agreement of Limited Partnership of MIP Lessee, L.P. dated March 31, 1999 (the "JV Agreement"), which is attached hereto as Exhibit 99.6 and incorporated herein by reference) by the Underlying Partnership (as defined in the JV Agreement) and its subsidiaries.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

     Pursuant to the Purchase Agreement, OHCP has the right to appoint a representative to attend meetings of the Board of Directors of the Issuer, to change the representative so appointed at any time and, upon the resignation of such representative for any reason, to reappoint such a representative as long as OHCP and OHCMP collectively own at least fifty percent (50%) of the Options and the Stock that they currently own. The right of OHCP to appoint a representative to attend meetings of the Board of Directors of the Issuer shall be suspended during any period of time during which their representative serves as a member of the Board of Directors of the Issuer. On April 15, 1999, OHCP designated Daniel L. Doctoroff as its representative and the Issuer accepted such designation.

     OHCP, OHCMP and the Issuers have entered into a Registration Rights Agreement dated as of March 31, 1999, (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference) pursuant to which OHCP and OHCMP have the right to demand registration of their Registrable Securities (as defined in the Registration Rights Agreement) upon the terms and conditions set forth therein.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to each other or with any person with respect to any of the Issuer's Stock owned by such Reporting Person.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     *Exhibit 99.1 -- Agreement pursuant to Rule 13d-1 (k) (1) (iii). *Exhibit 99.2 -- Limited Partnership Agreement of FW Hospitality, L.P. *Exhibit 99.3 -- Limited Partnership Agreement of Arbor REIT, L.P. *Exhibit 99.4 -- Limited Partnership Agreement of MHX Investors, L.P.
      Exhibit 99.5 -- Stock Purchase Agreement by and between the Issuer,
                      OHCP and OHCMP dated March 31, 1999, as amended as of April 14, 1999.
      Exhibit 99.6 -- Limited Partnership Agreement of MIP Lessee, L.P. dated
                      March 31, 1999.
      Exhibit 99.7 -- Registration Rights Agreement dated March 31,1999.

     *Filed Previously.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:       April 27, 1999

                           FW HOSPITALITY, L.P.

                           By:      GROUP III 31, L.L.C.,
                                    general partner

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                           By:      /s/ J. Taylor Crandall
                                    ---------------------------------
                                    J. Taylor Crandall, sole member

                           ARBOR REIT, L.P.

                           By:      GROUP INVESTORS, L.L.C.,
                                    general partner

                           By:      /s/ Mark A. Wolfson
                                    ---------------------------------
                                    Mark A. Wolfson, sole member

                           MHX INVESTORS, L.P.

                           By:      FW GROUP GENPAR, INC.,
                                    general partner

                           By:      /s/ W. R. Cotham
                                    ---------------------------------
                                    W. R. Cotham, Vice President

                           /s/ W. R. Cotham
                           ------------------------------------------
                           W. R. COTHAM

                           As Vice President of each of CHERWELL INVESTORS, INC., GROUP 31, INC. and MC INVESTMENT CORPORATION

                           PENOBSCOT PARTNERS, L.P.

                           By: PTJ MERCHANT BANKING PARTNERS, L.P., general partner

                                    By:  PTJ, INC.,
                                         managing general partner

                                         By:  /s/ W.R. Cotham
                                              ----------------------------------
                                              W.R. Cotham, Vice President

                           PTJ MERCHANT BANKING PARTNERS, L.P.

                           By:      PTJ, INC.,
                                    managing general partner

                                    By: /s/ W.R. Cotham
                                        ----------------------------
                                        W. R. Cotham, Vice President

                           /s/ J. Taylor Crandall
                           ------------------------------------------
                           J. TAYLOR CRANDALL

                           CAPITAL PARTNERSHIP

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                           By:      MARGARET LEE BASS 1980 TRUST,
                                    Managing Partner

                                    By: PANTHER CITY INVESTMENT COMPANY, Trustee

                                        By:  /s/ W. R. Cotham
                                             -----------------------------------
                           KEYSTONE, INC.

                           By:      /s/ W. R. Cotham
                                    ---------------------------------
                                    W.R. Cotham, Vice President

                           /s/ W.R. Cotham
                           ------------------------------------------
                           W.R. COTHAM,

                           As attorney-in-fact for:

                           ROBERT M. BASS (1)

                           OAK HILL CAPITAL PARTNERS, L.P.

                           By:      OHCP GENPAR, L.P.,
                                    general partner

                           By:      OHCP MGP, L.L.C.,
                                    general partner

                                    By:  /s/ Kevin G. Levy
                                         ----------------------------
                           OAK HILL CAPITAL MANAGEMENT PARTNERS, L.P.

                           By:      OHCP GENPAR, L.P.,
                                    general partner

                           By:      OHCP MGP, L.L.C.,
                                    general partner

                                    By:  /s/ Kevin G. Levy
                                         ----------------------------

(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                                                                     SCHEDULE I

     Item 5 (a)

     The following persons beneficially own the number of shares of Stock set forth opposite their names:

              Name                          Number of Shares

          FW Group                                 590
          Wolfson                                7,117
          Brown                                  7,615
          Doctoroff                             67,882
          Gruber                                67,033
          August                                78,204
          Monsky                                12,731
          Bernstein                             33,770
          Alexander                              2,034
          Delatour                               5,540
          Scotto                                 2,034
          Bohnsack                               8,305
          Krase                                  6,846
          Wallach                                  491
          Oak Hill                              14,154
          Stevenson                              1,993
          Walker Trust                           3,754
          William Trust                          3,754
          William Janes                          9,151

     Item 5 (b)

     The persons listed above have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the number of shares of Stock set forth opposite their names.

                                  SCHEDULE 13D

Issuer: MeriStar Hotels & Resorts, Inc.                 CUSIP Number: 589988104

                                  EXHIBIT INDEX

EXHIBIT                            DESCRIPTION

 99.1   Agreement pursuant to Rule 13-d-1 (k) (1) (iii), filed herewith
*99.2   Limited Partnership Agreement of FW Hospitality, L.P.
*99.3   Limited Partnership Agreement of Arbor REIT, L.P.
*99.4   Limited Partnership Agreement of MHX Investors, L.P.
 99.5 Stock Purchase Agreement by and between the Issuer, OHCP and OHCMP dated March 31, 1999, as amended as of April 14, 1999.
 99.6   Limited Partnership Agreement of MIP Lessee, L.P. dated March 31, 1999.
 99.7   Registration Rights Agreement dated March 31, 1999.

*Filed previously.